
FEB 27 2002
340

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Main Street Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 Main Street
(No. and Street)

Hays	Kansas	67601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger D. Harman — (785) 628-8238
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer LC
(Name — *if individual, state last, first, middle name*)

P.O. Box 40	Hays	Kansas	67601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Meckenstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Securities, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DOLORES MYERS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 12-9-04

Signature 2-26-2002

Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MAIN STREET SECURITIES, LLC

DECEMBER 31, 2001

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT

Members
Main Street Securities, LLC

We have audited the accompanying statement of financial condition of Main Street Securities, LLC (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Street Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 14, 2002

FINANCIAL STATEMENTS

Main Street Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 43,605
Cash segregated under regulation	1,145
Commissions receivable	52,588
Securities owned:	
Available for sale, at fair value	10,356
Not readily marketable, at cost	3,300
Equipment and software, at cost, less accumulated depreciation and amortization of $7,868	22,731
Prepaid expenses and other	11,469
	$145,194

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$ 13,491
Commissions payable	75,977
	89,468
Subordinated borrowings	65,600
Committments and contingencies	-
Members' deficit	(9,874)
	$145,194

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:	
Commissions	$1,782,786
Marketing support	10,742
Consulting fees	6,200
Interest and dividends	987
Loss on sale of securities	(996)
	1,799,719
Expenses:	
Commission expense	1,500,475
Office management and personnel	209,827
Advertising and promotion	32,174
Travel	14,439
Occupancy	23,588
Insurance and bonds	22,578
Consulting fees	2,240
Licenses and fees	15,894
Telephone	14,074
Leased equipment	16,201
Office supplies	11,622
Meetings and education	6,525
Legal and accounting	10,628
Postage	11,203
Interest expense	6,218
Meals and entertainment	4,069
Data processing	10,227
Subscriptions and dues	2,979
Depreciation and amortization	5,782
Donations	1,691
Other expenses	2,744
	1,925,178
Net loss	$ (125,459)

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2001

	Bobb Meckenstock	David Meckenstock	Accumulated other comprehensive income (loss)	Total members' equity (deficit)
Members' equity at January 1, 2001	$ 32,878	$ 31,588	$ -	$ 64,466
Capital contributions	27,042	25,981	-	53,023
Comprehensive loss:				
Net loss	(63,984)	(61,475)	-	(125,459)
Unrealized securities losses arising during the period	-	-	(1,904)	(1,904)
Total comprehensive loss				(127,363)
Members' deficit at December 31, 2001	$ (4,064)	$ (3,906)	$ (1,904)	$ (9,874)

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the year ended December 31, 2001

Subordinated borrowings at January 1, 2001	$40,000
Issuance of subordinated notes	20,000
Subordination of accrued interest payable	5,600
Subordinated borrowings at December 31, 2001	$65,600

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Increase (decrease) in cash		
Cash flows from operating activities		
Net loss		$(125,459)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	$ 5,782	
Loss on sale of securities	996	
Change in assets and liabilities		
Decrease in cash segregated under regulation	2,054	
Decrease in commissions receivable	62,305	
Increase in other assets	(6,188)	
Decrease in accounts payable and accrued expenses	(1,315)	
Decrease in commissions payable	(10,346)	53,288
Net cash used in operating activities		(72,171)
Cash flows from investing activities		
Purchase of equipment and software	(6,743)	
Purchase of securities	(2,371)	
Proceeds from sale of securities	3,815	
Net cash used in investing activities		(5,299)
Cash flows from financing activities		
Capital contributions from members	46,102	
Proceeds from issuance of subordinated notes	20,000	
Net cash provided by financing activities		66,102
Net decrease in cash		(11,368)
Cash at beginning of the year		54,973
Cash at end of the year		$ 43,605

Noncash investing and financing activities:

Capital contributions from members included available-for-sale securities with a fair value of $14,700, encumbered by a margin account liability of $7,779.

Accured interest of $5,600 on subordinated borrowings was added to the loan balances, pursuant to subordinated loan agreements.

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Organization and nature of operations

Main Street Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kansas limited liability company.

The Company operates as an introducing broker, clearing all transactions on a fully-disclosed basis through a secondary clearing agreement with another broker-dealer. The Company does not hold funds or securities for customers.

2. Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Equipment and software

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method.

Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of equipment and software are included in earnings.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership of the Company.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES - continued

6. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding loss on securities available for sale, which is reported in the statement of changes in members' equity.

7. Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business to be cash equivalents.

8. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATION

Cash is held in a centralized registration depository with the National Association of Securities Dealers, Inc. and used solely for registration transactions.

NOTE C - SECURITIES

Securities available for sale consist of equity securities carried at fair value of $10,356. The cost basis of the securities is $12,260, with the unrealized losses of $1,904 included in other comprehensive loss.

Securities not readily marketable consist of 300 shares of The Nasdaq Stock Market, Inc. stock, carried at cost.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE D - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2001 consist of the following:

6% subordinated loan, including accrued interest, due June 21, 2003	$23,000
6% subordinated loan, including accrued interest, due October 16, 2003	22,600
6% subordinated loan, due October 31, 2006	9,800
6% subordinated loan, due October 31, 2006	10,200
	$65,600

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, and until written approval is granted by NASD Regulation, Inc., they may not be repaid.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $12,187, which was $6,222 in excess of its required net capital of $5,965. The Company's net capital ratio was 7.34 to 1.

NOTE G - RELATED PARTIES

The Company shares office space and equipment with related companies under an agreement whereby the Company reimburses a certain percentage of various overhead expenses during the term of the agreement. In 2001, the Company paid approximately $199,000 for such expenses.

SUPPLEMENTARY INFORMATION

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members
Main Street Securities, LLC

We have audited the accompanying financial statements of Main Street Securities, LLC as of and for the period ended December 31, 2001, and have issued our report thereon dated January 14, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 14, 2002

Main Street Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital		
Total members' deficit		$(9,874)
Add:		
Subordinated borrowings allowable in computation of net capital		65,600
Total capital and allowable subordinated borrowings		55,726
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under regulation	$ 1,145	
Commissions receivable greater than 30 days, net	3,341	
Equipment and software, net	22,731	
Prepaid expenses	11,469	
The NASDAQ Stock Market, Inc. stock	3,300	41,986
Net capital before haircuts on securities positions (tentative net capital)		13,740
Haircuts on securities		1,553
Net capital		$12,187
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$13,491
Commissions payable		75,977
Total aggregate indebtedness		$89,468
Minimum net capital required		$ 5,965
Excess net capital at 1500 percent		$ 6,222
Excess net capital at 1000 percent		$ 3,240
Ratio: Aggregate indebtedness to net capital		7.34 to 1

No reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2001 is required as the amounts are the same.

Exemption from Rule 15c3-3 is claimed based upon section (k)(2)(B) - all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Broker-dealer	Archer Alexander Securities
Clearing firm	RBC Dain Correspondent Services

MAIN STREET SECURITIES, LLC

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2001

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

Members
Main Street Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Main Street Securities, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with mangement's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. On January 31, 2001, the Company had a deficit in net capital of $12,793 and was assessed a $3,000 fine by NASD Regulation, Inc. Corrective action was taken by the Company and its letter of acceptance, waiver and consent was accepted. We noted no other matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
January 14, 2002